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                                                                EXHIBIT (2)



                                  NEWS RELEASE

                         PLAN FOR 3-WAY WIRELESS MERGER
               ANNOUNCED BY INTEK, SIMMONDS CAPITAL, AND SECURICOR


     U.S.A., CANADA, AND ENGLAND - MARCH 8, 1996 - In a joint statement, Intek Diversified Corporation ("Intek") of Los Angeles, California and Simmonds Capital Limited ("SCL") of Toronto, Canada and Securicor Group plc ("Securicor") of Surrey, England today announced that they have signed a Letter of Intent to combine certain of their wireless communication businesses and related technology. The transaction will combine Intek's Roamer One air time services business with the US Land mobile radio business of Midland International Corporation ("Midland"), a wholly owned subsidiary of SCL, and the narrowband wireless technology and manufacturing operations of Securicor Radiocoms Limited ("SRL"), a wholly owned subsidiary of Securicor. As a result of the proposed transaction, Intek will become an integrated wireless company providing air time services, product distribution and manufacturing for the wireless Land Mobile Radio market.

     The completion of the proposed transactions is subject to the completion of due diligence reviews by the parties, the negotiation and execution of definitive documentation and customary other closing conditions, including the receipt of regulatory and third party approvals and consents and the approval of Intek's shareholders to the transactions and the issuance of its common stock. The parties expect the transactions to close during the second quarter of 1996. Intek and SCL reported that the new three way transaction replaces the previously announced proposed acquisition of Midland, which has been terminated by mutual agreement of SCL and Intek.

     Under the terms of the Letter of Intent, Intek will purchase a license from Midland for the use of the Midland trademark in the United States for the Land Mobile Radio market in exchange for approximately 2.5 million common shares of Intek. In addition, Intek will purchase for cash from Midland certain assets which are used in the business. SCL will retain the international operations of Midland and the SCL Systems business which operates



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     as a systems integrator for wide area communication networks.  It is contemplated that SCL will provide certain management services to Intek for the support of the Midland two-way radio business in the United States.

     The Letter of Intent also provides that Intek will acquire all of the shares of SRL in exchange for approximately 25 million common shares of Intek. The SRL business includes the Linear Modulated radio technology, a manufacturing facility in Bath, England, a network of wireless dealers and resellers in the United Kingdom, a Specialized Mobile Radio network in England, a wireless systems integration business, and all of Securicor's convertible preferred shares in E.F. Johnson, a manufacturer of wireless communications equipment in Waseca, Minnesota.

     Upon completion of the transactions contemplated by the Letter of Intent, there will be approximately 39 million common shares of Intek outstanding, with control passing to Securicor. It is contemplated by the parties that Intek will then publicly offer securities to raise funds to continue the construction of the Roamer One Specialized Mobile Radio system infrastructure and to provide working capital. It is Securicor's current intention to maintain its controlling interest in Intek.

     Intek Diversified Corporation is a publicly traded company on the NASDAQ small cap exchange. (Symbol: IDCC). Through its wholly owned subsidiary, Roamer One, Intek is constructing a nationwide Specialized Mobile Radio network on the 220 MHz spectrum to provide voice dispatch and mobile data services.

     Securicor Group plc is a major UK international organization, with core businesses in security services, parcels and freight distribution, and fixed and mobile telecommunications. The telecommunications interests include a 40% stake in Cellnet, the major UK cellular operator which currently has in excess of 2 million subscribers. Securicor's shares are traded on the London Stock Exchange (Symbols: Securicor; Securicor 'A' and Security Services.)

     Simmonds Capital Limited, Toronto, Ontario, is a diversified electronics company. It is a manufacturer, distributor, and systems integrator in the global wireless communications market and the production and distribution of electronic components. SCL is listed on The Toronto Stock Exchange (Symbol: SMM).

     The subject of this press release includes forward looking statements concerning a contemplated transaction. The forward looking statements are made pursuant to the safe harbor




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     provisions of the Private Securities Litigation Reform Act of 1995.
     There are many factors that could cause the events in such forward looking statements to not occur, including the inability of the parties to negotiate final agreements or to obtain regulatory or shareholder approvals.


     For further information contact:

     David Neibert                      Brian Faughnan
     Intek Diversified Corporation      Simmons Capital Limited
     tel: 310-366-7703                  416-221-1900 ext. 230

     Dr. Ed Hough
     Securicor Group
     441-81-770-7000